Exhibit 99.1
ASCENDIS PHARMA A/S
INDEX TO UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

Page
Unaudited Condensed Consolidated Interim Statements of Profit or Loss and Other Comprehensive Income / (Loss) for the Three and Nine Months Ended September 30, 2021 and 2020	2
Unaudited Condensed Consolidated Interim Statements of Financial Position as of September 30, 2021 and December 31, 2020	3
Unaudited Condensed Consolidated Interim Statements of Changes in Equity at September 30, 2021 and 2020	4
Unaudited Condensed Consolidated Interim Cash Flow Statements for the Nine Months Ended September 30, 2021 and 2020	5
Notes to the Unaudited Condensed Consolidated Interim Financial Statements	6

Unaudited Condensed Consolidated Interim Statements of Profit or Loss
and Comprehensive Income / (Loss) for the Three and Nine Months Ended September 30

		Three Months Ended September 30		Nine Months Ended September 30
	Notes	2021	2020	2021	2020

		(EUR’000)		(EUR’000)

Consolidated Interim Statement of Profit or Loss
Revenue	5	1,113	2,757	2,881	6,418
Research and development costs	4,7	(58,761)	(64,059)	(230,216)	(185,152)
Selling, general and administrative expenses	7	(39,284)	(17,523)	(111,876)	(56,243)

Operating profit / (loss)		(96,932)	(78,825)	(339,211)	(234,977)
Share of profit / (loss) of associate		(3,855)	(3,101)	19,434	(6,501)
Finance income		21,321	136	44,589	1,677
Finance expenses		(877)	(39,970)	(2,580)	(40,391)

Profit / (loss) before tax		(80,343)	(121,760)	(277,768)	(280,192)
Tax on profit / (loss) for the period		(5)	19	253	202

Net profit / (loss) for the period		(80,348)	(121,741)	(277,515)	(279,990)

Attributable to owners of the Company		(80,348)	(121,741)	(277,515)	(279,990)

Basic and diluted earnings / (loss) per share		€(1.47)	€(2.31)	€(5.13)	€(5.64)
Number of shares used for calculation (basic and diluted) (1)		54,639,597	52,715,204	54,085,793	49,647,471

		(EUR’000)		(EUR’000)
Consolidated Interim Statement of Comprehensive Income
Net profit / (loss) for the period		(80,348)	(121,741)	(277,515)	(279,990)
Other comprehensive income / (loss)
Items that may be reclassified subsequently to profit or loss:
Exchange differences on translating foreign operations		1,016	(75)	2,781	(136)

Other comprehensive income / (loss) for the period, net of tax		1,016	(75)	2,781	(136)

Total comprehensive income / (loss) for the period, net of tax		(79,332)	(121,816)	(274,734)	(280,126)

Attributable to owners of the Company		(79,332)	(121,816)	(274,734)	(280,126)

(1)
A total of 6,046,356 warrants outstanding
as
of September 30, 2021
can
potentially dilute earnings per share in the future but have not been included in the calculation of diluted earnings per share because they are antidilutive for the periods presented. Similarly, a total of 5,527,218 warrants outstanding as of September 30, 2020 are also considered antidilutive for the periods presented and have not been included in the calculation.

Unaudited Condensed Consolidated Interim Statements of Financial Position

	Notes	September 30, 2021	December 31, 2020

		(EUR’000)
Assets
Non-current assets
Intangible assets		5,384	5,717
Property, plant and equipment		126,295	108,112
Investment in associate	4	43,639	9,176
Deposits		1,713	1,375
Marketable securities	8	71,614	115,280

		248,645	239,660

Current assets
Inventories	4	55,270	—
Trade receivables		533	387
Other receivables		20,258	6,957
Prepayments		22,239	13,994
Marketable securities	8	165,347	134,278
Cash and cash equivalents		692,941	584,517

		956,588	740,133

Total assets		1,205,233	979,793

Equity and liabilities
Equity
Share capital	9	7,638	7,217
Distributable equity		985,924	831,494

		993,562	838,711

Non-current liabilities
Lease liabilities	10	95,553	85,116
Other payables		—	3,162

		95,553	88,278

Current liabilities
Lease liabilities	10	6,748	6,859
Contract liabilities		36	363
Trade payables and accrued expenses		76,471	21,897
Other payables		32,362	23,384
Income taxes payable		501	301

		116,118	52,804

Total liabilities		211,671	141,082

Total equity and liabilities		1,205,233	979,793

Unaudited Condensed Consolidated Interim Statements of Changes in Equity

		Distributable Equity
	Share Capital	Share Premium	Foreign Currency Translation Reserve	Share-based Payment Reserve	Accumulated Deficit	Total

	(EUR’000)

Equity at January 1, 2021	7,217	1,728,747	(76)	133,101	(1,030,278)	838,711
Loss for the period	—	—	—	—	(277,515)	(277,515)
Other comprehensive income / (loss), net of tax	—	—	2,781	—	—	2,781

Total comprehensive income / (loss)	—	—	2,781	—	(277,515)	(274,734)

Transactions with Owners
Share-based payment (Note 7)	—	—	—	52,684	—	52,684
Capital increase	421	396,647	—	—	—	397,068
Cost of capital increase	—	(20,167)	—	—	—	(20,167)

Equity at September 30, 2021	7,638	2,105,227	2,705	185,785	(1,307,793)	993,562

		Distributable Equity
	Share Capital	Share Premium	Foreign Currency Translation Reserve	Share-based Payment Reserve	Accumulated Deficit	Total

	(EUR’000)

Equity at January 1, 2020	6,443	1,122,097	(34)	79,931	(611,323)	597,114
Loss for the period	—	—	—	—	(279,990)	(279,990)
Other comprehensive income / (loss), net of tax	—	—	(136)	—	—	(136)

Total comprehensive income / (loss)	—	—	(136)	—	(279,990)	(280,126)

Transactions with Owners
Share-based payment (Note 7)	—	—	—	38,781	—	38,781
Capital increase	729	626,460	—	—	—	627,189
Cost of capital increase	—	(31,373)	—	—	—	(31,373)

Equity at September 30, 2020	7,172	1,717,184	(170)	118,712	(891,313)	951,585

Unaudited Condensed Consolidated Interim Cash Flow Statements for the
Nine Months Ended September 30

		Nine Months Ended September 30,
	Notes	2021	2020

		(EUR’000)
Operating activities
Net profit / (loss) for the period		(277,515)	(279,990)
Reversal of finance income		(44,589)	(1,677)
Reversal of finance expense s		2,580	40,391
Reversal of tax charge		(253)	(202)
Adjustments for non-cash items:
Reversal of non-cash consideration relating to revenue		(1,749)	(2,850)
Reversal of share of profit / (loss) of associate		(19,434)	6,501
Share-based payment		52,684	38,781
Depreciation		10,784	6,462
Amortization		333	—
Changes in working capital:
Inventories	4	(55,270)	—
Receivables		(9,295)	(2,082)
Prepayments		(8,246)	(7,618)
Contract liabilities (deferred income)		(327)	(635)
Trade payables, accrued expenses and other payables		54,302	20,732

Cash flows generated from / (used in) operations		(295,995)	(182,187)
Finance income received		2,919	1,653
Finance expenses paid		(1,056)	(1,152)
Income taxes received / (paid)		(207)	470

Cash flows from / (used in) operating activities		(294,339)	(181,216)

Investing activities
Investment in associate		(10,187)	—
Acquisition of property, plant and equipment		(18,907)	(15,596)
Reimbursement from acquisition of property, plant and equipment		—	4,004
Development expenditures (software)		(530)	(734)
Purchase of marketable securities		(87,544)	(340,391)
Settlement of marketable securities		118,512	132,650

Cash flows from / (used in) investing activities		1,344	(220,067)

Financing activities
Payment of principal portion of lease liabilities		(4,885)	(3,480)
Proceeds from exercise of warrants		9,209	15,274
Net-proceeds from follow-on public offerings		367,692	580,542

Cash flows from / (used in) financing activities		372,016	592,336

Increase / (decrease) in cash and cash equivalents		79,021	191,053

Cash and cash equivalents at January 1		584,517	598,106
Effect of exchange rate changes on balances held in foreign currencies		29,403	(25,705)

Cash and cash equivalents at September 30		692,941	763,454

Cash and cash equivalents include:
Bank deposits		692,941	719,698
Short-term marketable securities		—	43,756

Cash and cash equivalents at September 30		692,941	763,454

Notes to the Unaudited Condensed Consolidated Interim Financial Statements
Note 1—General Information
Ascendis Pharma A/S, together with its subsidiaries is a biopharmaceutical company applying its innovative TransCon technologies to build a leading, fully integrated biopharmaceutical company. Ascendis Pharma A/S was incorporated in 2006 and is headquartered in Hellerup, Denmark. Unless the context otherwise requires, references to the “Company,” “we,” “us” and “our” refer to Ascendis Pharma A/S and its subsidiaries.
The address of the Company’s registered office is Tuborg Boulevard 12,
DK-2900,
Hellerup, Denmark.
On February 2, 2015, the Company completed an initial public offering which resulted in the listing of American Depositary Shares (“ADSs”), representing the Company’s ordinary shares, under the symbol “ASND” in the United States on The Nasdaq Global Select Market.
The Company’s Board of Directors approved these unaudited condensed consolidated interim financial statements on November 10, 2021.
Note 2—Summary of Significant Accounting Policies
Basis of Preparation
The unaudited condensed consolidated interim financial statements of the Company are prepared in accordance with International Accounting Standard 34, “Interim Financial Reporting.” Certain information and disclosures normally included in the annual consolidated financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”) have been condensed or omitted. Accordingly, these unaudited condensed consolidated interim financial statements should be read in conjunction with the Company’s audited annual consolidated financial statements for the year ended December 31, 2020 and accompanying notes, which have been prepared in accordance with IFRS as issued by the International Accounting Standards Board, and as adopted by the European Union.
The accounting policies applied are consistent with those of the previous financial year. A description of our accounting policies is provided in the Accounting Policies section of the audited consolidated financial statements as of and for the year ended December 31, 2020. In addition, the accounting policies for inventories, applied for the first time in this reporting period, are described below.
The preparation of financial statements in conformity

with IFRS requires the use of certain significant accounting estimates and requires management to exercise its judgement in the process of applying the Company’s accounting policies. The areas involving a higher degree of judgement or complexity, or areas where assumptions and estimates are significant to the unaudited condensed consolidated interim financial statements are disclosed in Note 3.
Inventories
Inventories comprise raw materials, work in progress and finished goods. Work in progress and finished goods comprise service expenses incurred at Contract Manufacturing Organizations, raw materials consumed, incremental storage and transportation, other direct materials, and a proportion of manufacturing overheads based on normal operation capacity.
Inventories are measured at the lower of cost incurred in bringing it to its present location and condition, and net realizable value. Net realizable value is the estimated selling price in the ordinary course of business, less estimated costs of completion and the estimated costs necessary to make the sale. Production processes are complex, where actual yields and consumptions are sensitive to a wide variety of manufacturing conditions. Work in progress and finished goods are measured under a standard cost method that takes into account normal levels of consumption, yields, labor, efficiency and capacity utilization. Standard cost variances are reviewed regularly and adjusted to ensure inventories approximate actual costs of production.
If net realizable value is lower than cost, a write-down is recognized as the excess amount by which cost exceeds net realizable value, as part of cost of sales when incurred. The amount of reversal of write-down of inventories arising from an increase in net realizable value is recognized as a reduction in cost of sales in the period in which the reversal occurs.
Manufacturing of
pre-launch
inventories are initiated for late-stage product candidates where manufacturing costs are recognized as inventories. However, since pre-launch
inventories are not realizable prior to obtaining marketing approval, pre-launch
inventories are immediately written down to zero through research and development costs. If marketing approval is obtained, prior write-downs of pre-launch
inventories are reversed through research and development costs so the inventories are measured
at the lower of cost and net realizable value.
When inventories are sold, the cost of inventories is recognized as part of cost of sales in the period in which the related revenue is recognized.
New and Amended IFRS Standards Adopted by the Company
Several new amendments and interpretations became applicable for the current reporting period, but do not have an impact on the accounting policies applied by the Company.

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

Note 3—Critical Accounting Judgements and Key Sources of Estimation Uncertainty
In the application of the Company’s accounting policies, management is required to make judgements, estimates and assumptions about the carrying amount of assets and liabilities that are not readily apparent from other sources. Judgements and estimates applied are based on historical experience and other factors that are relevant, and which are available at the reporting date. Uncertainty concerning judgements and estimates could result in outcomes that require a material adjustment to assets and liabilities in future periods.
Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods. While the application of significant accounting estimates is subject to material estimation uncertainties, management’s ongoing revisions of significant accounting estimates have not revealed any material impact on the consolidated interim statements of profit or loss for any of the periods presented.
The unaudited condensed consolidated interim financial statements do not include all disclosures for significant accounting judgements, estimates and assumptions, that are required in the annual consolidated financial statements, and therefore, should be read in conjunction with the Company’s audited consolidated financial statements as of and for the year ended December 31, 2020.
Significant judgements made in the process of applying our accounting policies and that have the most significant effect on the amounts recognized in the unaudited condensed consolidated interim financial statements relate to revenue recognition, share-based payment, internally generated intangible assets related to drug development, classification of collaboration agreements and recognition principles related to pre-launch
inventories. For the nine months ended September 30, 2021, the Company has for the first time, in connection with determining the grant date fair value of warrants and accordingly, warrant compensation costs, applied the price of the Company’s ADSs, each representing one ordinary share of the Company, as input for expected volatility. Details are provided in section “Warrant Compensation Costs”. Until December 31, 2020, the expected volatility was calculated using a simple average of daily historical data of comparable publicly traded companies, as the Company did not have sufficient data for the volatility of the Company’s own share price.
The key sources of estimation uncertainty that have a significant risk of causing a material adjustment to the carrying amount of assets and liabilities within the next financial year, primarily relate to recognition and measurement of accruals and prepayments for manufacturing and clinical trial activities.
Other than as set out below, there have been no other changes to the application of significant accounting judgements, or estimation uncertainties regarding accounting estimates compared to December 31, 2020.
Warrant Compensation Costs
IFRS 2, “Share-Based Payment” requires an entity to reflect in its consolidated statement of profit or loss and financial position, the effects of share-based payment transactions. Warrant compensation costs are recognized over the vesting period as research and development costs or selling, general and administrative expenses, as appropriate, based on management’s best estimate of the number of warrants that will ultimately vest, which is subject to uncertainty.
Warrant compensation costs are measured according to the grant date fair values of the warrants granted. Estimating fair values requires the Company to apply generally accepted valuation models and apply these models consistently according to the terms and conditions of the specific warrant program. Under all warrant programs, the Black-Scholes option-pricing model has been applied to determine the fair value of warrants granted. Subjective judgements and assumptions, which are subject to estimation uncertainties, need to be exercised in determining the appropriate input to the valuation model. These inputs include expected volatility of the Company’s share price for a historic period equaling the expected lifetime of the warrants, reflecting the assumption that the historical volatility over a period similar to the life of the warrants is indicative of future trends. For the nine months ended September 30, 2021, the expected volatility has been calculated using the price of the Company’s ADSs, each representing one ordinary share of the Company.

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

Note 4—Significant Events in the Reporting Period
Impact from
COVID-19
Pandemic
The
COVID-19
pandemic has affected countries where we are operating, where we have planned or have ongoing clinical trials, and where we rely on third-parties to manufacture preclinical, clinical and commercial supply.
We monitor the risks from this pandemic closely, and work with relevant stakeholders to avoid and limit disruptions, and to develop and establish working measures. However, while
COVID-19
continues to impact global societies, the uncertainty related to the duration and direction of the pandemic makes the future impact from
COVID-19,
including the magnitude of any impact on our operational results, highly uncertain and unpredictable. At the reporting date,
COVID-19
did not have a direct material impact on the consolidated interim financial statements.
VISEN Pharmaceuticals Investment
On January 8, 2021, the Company entered into an equity investment of

$
12.5

million in its
associate, VISEN Pharmaceuticals
(“VISEN”), as part of VISEN’s
$
150

million Series B financing. Following VISEN’s Series B financing, the Company retained approximately
44
%
of
VISEN’s issued and outstanding shares. As a result, the Company recognized a non-cash
gain in the first quarter of 2021 of
€
42.3

million, which is presented as part of “Share of profit / (loss) of associate” in the consolidated interim statement of profit or loss. The Series B financing did not change the Company’s accounting treatment of VISEN.
U.S. Regulatory Approval of SKYTROFA® (lonapegsomatropin-tcgd)
On August 25, 2021, the U.S. Food and Drug Administration (the “FDA”), approved TransCon hGH, known by its brand name SKYTROFA and its INN name lonapegsomatropin-tcgd in the U.S. for the treatment of pediatric patients one year and older who weigh at least 11.5 kg (25.4 lb) and have growth failure due to inadequate secretion of endogenous growth hormone. As a once-weekly injection, SKYTROFA (lonapegsomatropin-tcgd) is the first FDA approved product that delivers somatropin (growth hormone) by sustained release over one week.
As a result of obtaining marketing approval for SKYTROFA (lonapegsomatropin-tcgd), the Company reversed prior write-down of prelaunch inventories through research and development costs. The reversal had a positive impact of

€
53.2

million on the Company’s statement of profit or loss. At the reporting date, inventories comprise raw materials and work in progress.
No
revenue was recognized for SKYTROFA (lonapegsomatropin-tcgd) for the nine months period ended September 30, 2021.
Completion of Follow-on-public Offering
On September 1, 2021, the Company entered into an underwriting agreement (the “Underwriting Agreement”) with J.P. Morgan Securities LLC, Morgan Stanley & Co. LLC, Evercore Group L.L.C. and SVB Leerink LLC, as representatives (the “Representatives”) of the several underwriters named therein (collectively, the “Underwriters”), pursuant to which the Company agreed to issue and sell 2,500,000 ADSs, each of which represents one ordinary share of the Company, DKK 1 nominal value per share, to the Underwriters (the “Offering”). The ADSs were sold at a public offering price of $160.00 per ADS, and were purchased by the Underwriters from the Company at a price of $152.00 per ADS. Under the terms of the Underwriting Agreement, the Company granted the Underwriters the right, for 30 days, to purchase from the Company up to 375,000 additional ADSs at the public offering price, less the underwriting commissions. On September 2, 2021, the Underwriters exercised their option to purchase the additional 375,000 ADSs in full.
On September 7, 2021, the Offering closed and the Company completed the sale and issuance of an aggregate of 2,875,000 ADSs. The Company received net proceeds from the Offering of $436.5 million, or €367.7 million, after deducting the Underwriters’ commissions and offering expenses payable by the Company.

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

Note 5—Revenue
The Company’s revenue is primarily generated from three license agreements, which were entered into in 2018. The licenses grant VISEN exclusive rights to develop and commercialize TransCon hGH, TransCon PTH and TransCon CNP in Greater China. As consideration for the granting of such rights, the Company received up-front,
non-refundable,
non-cash
consideration of $40.0 million in the form of 50% ownership in VISEN. At the reporting date, the Company retains approximately 44% of VISEN’s issued and outstanding shares.
Consideration received is recognized partly as license revenue, and partly as rendering of services over time. In addition to granting exclusive rights, the Company provides clinical trial supply and development services to VISEN.

	Three Months Ended September 30,		Nine Months Ended September 30,
	2021	2020	2021	2020

	(EUR’000)		(EUR’000)

Revenue from external customers
Revenue from rendering of services (recognized over time)	203	164	599	2,255
Sale of clinical supply (recognized at a point in time)	316	1,959	533	2,206
“Right-to-use” licenses (recognized at a point in time)	594	634	1,749	1,957

Total revenue (1)	1,113	2,757	2,881	6,418

Attributable to
VISEN Pharmaceuticals	1,004	2,757	2,554	6,418
Other collaboration partners	109	—	327	—

Total revenue	1,113	2,757	2,881	6,418

Revenue by geographical location
North America	702	634	2,076	1,957
China	411	2,123	805	4,461

Total revenue	1,113	2,757	2,881	6,418

(1)
For the three months ended September 30, 2021 and 2020, and for the nine months ended September 30, 2021 and 2020, “Total revenue” includes recognition of previously deferred revenue/internal profit from associate of €0.6 million and €0.6 million, and of €1.7 million and €2.8 million, respectively.

Note 6—Segment Information
The Company is managed and operated as one business unit. No separate business areas or separate business units have been identified in relation to product candidates or geographical markets. Accordingly, no additional information on business segments or geographical areas is disclosed.

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

Note 7—Warrants and Share-based Payment
Share-based Payment
Ascendis Pharma A/S has established warrant programs and equity-settled share-based payment transactions, as an incentive for all its employees, members of its Board of Directors and select consultants.
Warrants are granted by the Company’s Board of Directors in accordance with authorizations given to it by the shareholders of the Company. As of September 30, 2021, 11,174,143 warrants have been granted, of which 19,580 warrants have been cancelled, 4,428,982 warrants have been exercised, 2,168 warrants have expired without being exercised, and 677,057 warrants have been forfeited. As of September 30, 2021, the Company’s Board of Directors was authorized to grant up to 2,453,144 additional warrants to employees, board members and select consultants without preemptive subscription rights for the shareholders of the Company. Each warrant carries the right to subscribe for one ordinary share of a nominal value of DKK 1.
The exercise price is fixed at the fair market value of the Company’s ordinary shares on the date of grant as determined by the Company’s Board of Directors. The exercise prices of outstanding warrants under the Company’s warrant programs range from
€6.48 to €145.5 depending on the grant dates. Vested warrants may be exercised in two or four annual exercise periods. Apart from exercise prices and exercise periods, the programs are similar.
Warrant Activity
The following table specifies the warrant activity during the nine months ended September 30, 2021:

	Total Warrants	Weighted Average Exercise Price EUR

Outstanding at January 1, 2021	6,148,004	69.97

Granted during the period	309,425	115.21
Exercised during the period	(252,337)	38.22
Forfeited during the period	(158,736)	120.76

Outstanding at September 30, 2021	6,046,356	71.91

Vested at September 30, 2021	3,777,047	49.61

Warrant Compensation Costs
Warrant compensation costs are determined with a basis in the grant date fair value of the warrants granted and recognized over the vesting period as research and development costs or as selling, general and administrative expenses. For the three months ended September 30, 2021 and 2020, and for the nine months ended September 30, 2021 and 2020, warrant compensation costs recognized in the consolidated interim statement of profit or loss was €13.3 million and
 €10.4 million, and €52.7
million and
 €38.8 million, respectively.

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0

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

Note 8—Marketable Securities
Marketable securities are measured at amortized cost, and fair values are determined based on quoted market prices (Level 1 in the fair value hierarchy).
The composition of the portfolio is specified in the following table
:

	September 30, 2021		December 31, 2020
	Carrying amount	Fair value	Carrying amount	Fair value

	(EUR’000)

Marketable securities
U.S. Treasury bills	—	—	46,243	46,245
U.S. Government bonds	80,044	80,056	62,088	62,101
Commercial papers	2,158	2,158	10,583	10,581
Corporate bonds	136,204	136,128	121,282	121,234
Agency bonds	18,555	18,556	9,362	9,369

Total marketable securities	236,961	236,898	249,558	249,530

Classified based on maturity profiles
Non-current assets	71,614	71,580	115,280	115,277
Current assets	165,347	165,318	134,278	134,253

Total marketable securities	236,961	236,898	249,558	249,530

Specified by rate structure
Fixed rate	220,163	220,100	175,757	175,732
Floating rate	14,640	14,640	16,975	16,972
Zero-coupon	2,158	2,158	56,826	56,826

Total marketable securities	236,961	236,898	249,558	249,530

Specified by investment grade credit rating
Prime	6,529	6,529	7,716	7,714
High grade	116,055	116,057	142,339	142,352
Upper medium grade	112,270	112,206	99,503	99,464
Lower medium grade	2,107	2,106	—	—

Total marketable securities	236,961	236,898	249,558	249,530

The Company’s marketable securities are all denominated in U.S. Dollars. At September 30, 2021 and December 31, 2020, the portfolio has a weighted average duration of 6.1 and 6.0 months for current positions, and
 17.6 and 17.3
months for non-current positions, respectively. At September 30, 2021 and December 31, 2020, the entire portfolio has a weighted average duration of
9.6 months and 11.2 months
.
All marketable securities have investment grade ratings, and accordingly, the risk from probability of default is low. The risk of expected credit loss over marketable securities has been considered, including the hypothetical impact arising from the probability of default which is considered in conjunction with the expected loss given default from securities with similar credit ratings and attributes. This assessment did not reveal a material expected credit loss, and accordingly, no provision for expected credit loss has been recognized.

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1

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

Note 9—Share Capital
The share capital of Ascendis Pharma A/S consists of 56,877,723 outstanding shares at a nominal value of DKK 1, all in the same share class.
Note 10 —Lease Liabilities
The Company primarily leases office and laboratory facilities. Lease arrangements contain a range of different terms and conditions and are typically entered into for fixed periods. Generally, the lease terms are determined according to the non-cancellable
period and are between two and twelve years. In addition, in order to improve flexibility to the Company’s operations, lease terms may provide the Company with options to extend the lease or to terminate the lease within the enforceable lease term. In the Company’s current lease portfolio, extension and termination options range between two to ten years in addition to the non-cancellable
period.
Maturity analysis for lease liabilities recognized in the consolidated statements of financial position at September 30, 2021 is specified below.

	< 1 year	1-5 years	>5 years	Total contractual cash-flows	Carrying amount

	(EUR’000)

September 30, 2021
Lease liabilities	6,840	47,653	70,054	124,547	102,301

Total lease liabilities	6,840	47,653	70,054	124,547	102,301

Note 11—Subsequent Events
No events have occurred after the reporting date that would influence the evaluation of these unaudited condensed consolidated interim financial
statements.

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